
Man Investments

April 8, 2008


08001890

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

RNS Number:9254R
Man Group plc
08 April 2008

Man Group plc
08 April 2008

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 7 April 2008, the Net Asset Value of Man AHL
Diversified Futures Ltd was US$37.93.

Track Record: From inception on 12 May 1998

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Key Statistics
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Last week	-1.30%
Last 12 months	+36.9%
Annualised return since inception	+14.5%

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Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified
Futures Limited (the 'Company') nor does it constitute an offer for sale of
shares issued by the Company. Man Investments is authorised and regulated in the
UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced
on a monthly basis and it is this pricing, therefore, that forms the basis of
the majority of performance fees earned. However, the products that are priced

on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Tuesday, 08 April 2008 17:25:43
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